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04017415

SECURIT    MMISSION

A4
3.25.2004

$c^m$
$3^{-23}$

# ANNUAL AUDITED REPORT
## FORM X-17A-5
### PART III

SEC FILE NUMBER

8- 29798

# FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2003___ ENDING____December 31, 2003____

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Assets Corporation

OFFICIAL USE ONLY

FIRM ID. NO.

2004

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Wall Street
_____
(No. and Street)

New York         New York         10005
(City)         (State)         (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ellen Kramer         212-269-6720
_____
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LILLING & COMPANY, LLP
_____
(Name – if individual, state last, first, middle name)

| 10 CUTTER MILL ROAD | GREAT NECK | NY | 11021 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE
- ✖ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 29 2004

THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption.  See section 240,17a-5(e)(2).

Sec 1410 (3-91)         *Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number*



# OATH OR AFFIRMATION

I,_____David Bottoms_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Financial Assets Corporation_____as of

December 31_____, 2003____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

DEIRDRE M. KEAG
Notary Public, State of New York
No. 43-4962879
Qualified in Richmond County
Certificate Filed in New York County
Commission Expires Feb. 26, 20___

_____
Signature

_____
President
Title

_____
Notary Public

This Report ** contains (check all applicable boxes):

- ☒ (a) Facing Page
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# FINANCIAL ASSETS CORPORATION

*REPORT ON AUDIT OF FINANCIAL STATEMENTS*
*AND SUPPLEMENTAL INFORMATION*

*REPORT ON INTERNAL CONTROL*

*DECEMBER 31, 2003*

# Lilling & Company LLP

Certified Public Accountants

## INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Financial Assets Corporation
New York, New York

We have audited the accompanying statement of financial condition of Financial Assets Corporation as of December 31, 2003, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Assets Corporation. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Lilling + Company*

*CERTIFIED PUBLIC ACCOUNTANTS*

*February 3, 2004*

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

# FINANCIAL ASSETS CORPORATION

*STATEMENT OF FINANCIAL CONDITION*
*DECEMBER 31, 2003*

---

## ASSETS

| | | |
|---|---|---:|
| Cash | $ | 6,604 |
| Cash-restricted | | 25,000 |
| Due from clearing broker | | 50,307 |
| Securities owned; not readily marketable, at estimated fair value | | 20,298 |
| Prepaid expenses | | 5,025 |
| Equipment, net of accumulated depreciation of $2,221 | | 615 |
| | $ | 107,849 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

### Liabilities

| | | |
|---|---|---:|
| Accrued expenses | $ | 10,555 |
| Due to clearing broker | | 7,205 |
| | | 17,760 |

### Stockholders' equity

| | |
|---|---:|
| Common stock, $1 par value; 1,000 shares authorized, 83 shares issued and outstanding | 83 |
| Paid-in capital | 59,600 |
| Retained earnings | 30,406 |
| | 90,089 |
| | $ 107,849 |

---

*See notes to financial statements*
-2-

# FINANCIAL ASSETS CORPORATION

## STATEMENT OF OPERATIONS
## YEAR ENDED DECEMBER 31, 2003

---

### REVENUES

| | | |
|---|---|---|
| Commissions and other income | $ | 428,817 |
| Trading and other | | 5,340 |
| | | 434,157 |

### EXPENSES

| | |
|---|---|
| Commissions and clearing charges | 91,998 |
| Communications | 15,384 |
| Other expenses | 401,955 |
| | 509,337 |

| | | |
|---|---|---|
| **NET LOSS** | $ | (75,180) |

# FINANCIAL ASSETS CORPORATION

## STATEMENT OF CASH FLOWS
## YEAR ENDED DECEMBER, 31 2003

**Cash flows from operating activities**

| | |
|---|---:|
| Net loss | $ (75,180) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Depreciation and amortization | 567 |
| Decrease in due from clearing broker | 52,801 |
| Decrease in securities owned | 17,325 |
| Increase in prepaid expenses | (5,025) |
| Increase in accrued expenses | 10,050 |
| Decrease in due to clearing broker | (6,295) |
| Total adjustments | 69,423 |
| **Net cash used in operating activities** | (5,757) |
| **NET DECREASE IN CASH** | (5,757) |
| **CASH - BEGINNING** | 12,361 |
| **CASH - END** | $ 6,604 |

Supplemental disclosures of cash flow information:
Cash paid during the year for:

| | |
|---|---:|
| Interest expense | $ 129 |
| Income Tax | $ - |

# FINANCIAL ASSETS CORPORATION

## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
## YEAR ENDED DECEMBER 31, 2003

|  | COMMON STOCK | | ADDITIONAL PAID-IN CAPITAL | | RETAINED EARNINGS | | TOTAL | |
|---|---|---|---|---|---|---|---|---|
| Balance - beginning | $ | 83 | $ | 59,600 | $ | 105,586 | $ | 165,269 |
| Net loss |  | - |  | - |  | (75,180) |  | (75,180) |
| Balance - end | $ | 83 | $ | 59,600 | $ | 30,406 | $ | 90,089 |

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Organization

Financial Assets Corporation (the "Company") is primarily engaged in trading on behalf of its clientele. The Company was organized and incorporated under the laws of the State of Florida. The Company is a registered broker-dealer and registered with the National Association of Securities Dealers, Inc. and the Securities Exchange Commission. The Company is a wholly-owned subsidiary of Fiduciary Holdings, Inc. DBN Acquisition Corporation ("DBN") owns the majority share (90%) of Fiduciary Holdings. The Company is a non-clearing broker and does not handle funds or securities. There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2003.

### Cash-Restricted

Pursuant to the Company's clearing agreement, the Company is required to maintain a minimum $25,000 deposit of cash or securities with its clearing firm, Pershing LLC ("Pershing"), a BNY Securities Group Company.

### Property and Equipment

Property and Equipment is stated at cost. Depreciation is computed using the straight line method over the estimated useful life of the respective assets, generally five years.

### Income Taxes

DNB files consolidated federal tax returns including the accounts of the Company. For financial reporting purposes, income taxes are allocated to each subsidiary based upon the subsidiary's taxable income as if the subsidiary filed a separate tax return. All intercompany profits and losses are eliminated upon consolidation. For the year ended December 31, 2003, the Company had a net loss to be included in the consolidated tax return.

### Related Party Transactions

The Company was allocated various overhead expenses from its parent and other affiliated entities aggregating approximately $363,000, which is included in other expenses in the statement of operations.

### Securities Transactions and Commissions

Securities transactions are recorded on a trade date basis. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

### Securities Owned

Securities owned, and not readily marketable are valued at fair value as determined by management.

### Significant Credit Risk and Estimates

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company as a non-clearing broker does not handle any customer funds or securities. The responsibility for processing customer activity rests with Pershing LLC, the Company's clearing firm.

The Company is located in New York City and its customers are located throughout the United States.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2.  **SECURITIES OWNED**

Securities not readily marketable include investment securities (a) for which there is no market on a security exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been in effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities of the Company.

At December 31, 2003, securities at estimated values consist of Nasdaq stock and warrants.

3.  **NET CAPITAL REQUIREMENT**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $64,151, which was $14,141 in excess of its required net capital of $50,000. The Company had a percentage of aggregate indebtedness to net capital of 28% as of December 31, 2003.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2003

*COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1*
*OF THE SECURITIES AND EXCHANGE COMMISSION*
*DECEMBER 31, 2003*

---

*NET CAPITAL*

| | | |
|---|---|---|
| Stockholder's equity | $ | 90,089 |
| Deductions and/or charges: | | |
|   Non-allowable assets | | 25,938 |
| Net capital before haircuts on securities positions | | 64,151 |
|   Haircuts and undue concentration | | - |
| *NET CAPITAL* | $ | 64,151 |
| *MINIMUM NET CAPITAL REQUIREMENT* | $ | 50,000 |
| *EXCESS OF NET CAPITAL OVER MINIMUM*<br>  *REQUIREMENTS* | $ | 14,151 |
| *AGGREGATE INDEBTEDNESS* | $ | 17,760 |
| *PERCENTAGE OF AGGREGATE INDEBTEDNESS*<br>  *TO NET CAPITAL* | | 28% |

*Note:*
There were no material differences between the computation of net capital
calculated above and the Company's computation included in Part IIA of Form
X-17A-5 as of December 31, 2003.

---

*See independent auditors' report*

*COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS*
*FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3*
*DECEMBER 31, 2003*

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.

# Lilling & Company LLP
### Certified Public Accountants

### *INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3*

Board of Directors and Stockholders
Financial Assets Corporation
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Financial Assets Corporation (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Lilling + Company*

*CERTIFIED PUBLIC ACCOUNTANTS*

*February 3, 2004*